Exhibit 10.2

EXECUTION COPY

August 16, 2006

Scott McCurdy

Re: Employment Agreement (the “Agreement”)

Dear Scott

This is to set forth the principal terms of an employment relationship between you and Geokinetics Inc (the “Company” or “Geokinetics”) (the “Employment Agreement” or “Agreement”). This offer is subject to a successful closing of the proposed acquisition of Grant Geophysical (“Grant”) by Geokinetics Inc. and will be effective upon the date of such closing (the “Effective Date”), provided that you are continually employed by Grant through the Effective Date. This Agreement will replace and supersede your current employment agreement with Grant Geophysical, Inc. Please review the following and, if acceptable, please indicate your acceptance in the place marked below.

1.               Your position will be Vice President and CFO of Geokinetics Inc. You will report to the President and CEO of Geokinetics Inc. You will devote substantially all of your business time and attention and best efforts to the affairs of the Company. You will start employment immediately upon closing the proposed acquisition.

2.               In connection with your employment under this Agreement, you shall be based in Houston, Texas or in such other location as may be designated by the Company and mutually acceptable to you.

3.               You will be paid a minimum annual base salary at the rate of $200,000 per annum plus reimbursement of business expenses against proper vouchers in accordance with Company policy. Your salary will be reviewed annually. Increased salary shall become the minimum annual base salary under this Agreement and may not be decreased thereafter without your written consent.

4.               Upon your execution of this Agreement and your employment by the Company, you will be granted 175,000 restricted shares of Geokinetics Common Stock. This grant will be subject to approval by Geokinetics’ shareholders of an increase in the number of shares of Geokinetics’ Common Stock subject to the Geokinetics Inc. 2002 Stock Awards Plan (the “Stock Incentive Plan”) as a result of Geokinetics’ acquisition of the Company. Restrictions on this stock will be lifted in three equal, yearly, installments beginning one (1) year from the Effective Date. The grant will be subject to all of the other provisions of the Stock Incentive Plan (including change of control provisions). Geokinetics and its counsel will assist you in making all required filings under Section 83(b) of the Internal Revenue Code should you, in your sole and absolute discretion, choose to do so. In the event that the shareholders of Geokinetics fail to approve an increase in the number of shares available under the Stock Incentive Plan, Geokinetics and you will attempt to negotiate an acceptable alternative to the grant of restricted stock described above. If Geokinetics and you are unable to agree, you shall be entitled to terminate this Agreement without liability.

5.               In addition to your salary, you will be eligible to participate in the Senior Executive Incentive Program where you could earn additional sums as a bonus based upon the annual performance of Geokinetics

Inc. in relation to its cash flow. Cash flow would be earnings before depreciation, interest and taxes, less Capex budget overages not previously approved by the Board of Directors (“EBITDA” less Capex overages). An annual bonus pool will be established for Executives and key employees consisting of 5% of the difference of EBITDA less CAPEX overages (“Bonus Pool”). If earnings from operations are negative, no bonus will be payable.  The allocation of this pool among the Executives and key employees would be determined by the Board of Directors and would be paid within 90 days after the end of the bonus earning year. The maximum award you can receive is two times your annual base salary. For the 2006 award year, paid in 2007, you will receive a guaranteed minimum bonus of $100,000 less any payments made to you during 2006 under the Grant Geophysical, Inc. 2006 bonus plan.

6.               Should the Company sever your employment for any reason, other than for cause, you would be entitled to receive as compensation a sum equal to your annual base salary plus your most recent non-zero annual cash bonus. Such amount shall be paid in a single lump sum on your employment termination date. The Company also will pay for your medical insurance coverage at your then existing level for a period of one year following your employment termination date.

7.               Following the occurrence of a Change in Control (as defined in the Geokinetics Inc. 2002 Stock Awards Plan) that results in a diminution of your duties, responsibilities or position in the management of the Company and/or results in a material negative impact on your remuneration (“a Material Negative Event”), the Employee shall have the right to terminate the Agreement by written notice to the Company within 90 days following the occurrence of the Material Negative Event by giving 60 days notice. If you make the election to terminate the Agreement under this section and have given the required notice, then you shall be entitled to receive as compensation a sum equal to your annual base salary. Such amount shall be paid in a single lump sum on your employment termination date.

8.               You will agree not to compete in the seismic service industry during your employment and for a period of one year after termination either at the Company’s election or if you voluntarily leave the Company, except under the options described in 7 above and 9 below. The non-compete would be restricted to the areas where the Company is operating at the time of your termination. You will agree to execute Company non-disclosure and confidentiality agreements with respect to disclosure of Company proprietary or confidential information.

9.               You will have the opportunity to make a one time election within 34 days of the execution by all parties of the Letter of Intent (“LOI”) from Geokinetics Inc. to the existing shareholders of Grant Geophysical, Inc. to voluntarily agree to terminate your employment 1 day after the closing of the acquisition of Grant Geophysical, Inc. by Geokinetics Inc. or 60 days from the date of your election whichever is later. In the event you choose to make this election, you will receive 6 months base pay in a single lump sum on your employment termination date. The Company also will pay medical insurance coverage at your then existing level for a period of 6 months following your employment termination date.

10.         You will be entitled to the same employment benefits accorded to executives of the Company generally, including a monthly car allowance of $400, participation in a 401k plan, medical insurance, etc. You will be entitled to 4 weeks of paid vacation, prorated over an annual employment year if less than twelve months.  Any accrued vacation earned through employment with Grant Geophysical in existence at the time of closing of the proposed acquisition will be cashed out upon closing of the proposed acquisition at the rate of your base annual salary with Grant Geophysical, Inc. immediately prior to the closing of the proposed acquisition.

11.         The term of this Agreement shall be for a period of three years effective from your date of hire.

12.         Notwithstanding anything to the contrary in this Agreement, to the extent that you, in your individual capacity, or your advisors determine that you are deemed to be a “specified employee” for purposes of Section 409A(a)(2)(B) of the of the Internal Revenue Code of 1986, as amended (the “Code”) and that compliance with Section 409A of the Code so requires, you and the Company agree that any non-qualified deferred compensation payments due to you under this Agreement in connection with a termination of your employment which do not constitute short-term deferrals and would otherwise have been payable to you at any time during the six-month period immediately following such termination of employment shall not be paid prior to, and shall instead be payable in a lump sum immediately following, the expiration of such six-month period.

13.         The parties acknowledge that the closing of the proposed acquisition of Grant Geophysical, Inc. by the Company will trigger a payment due to you under the terms of the Phantom Stock Agreement which is Exhibit A to your current contract with Grant Geophysical, Inc. dated January 1st, 2004, and that the terms of the Phantom Stock Agreement will continue until all obligations of the Company with regards to the purchase of 100% of the stock of Grant Geophysical, Inc. have been satisfied.

I look forward to continuing to profitably grow our business together.

Agreed and accepted:

16th day of August, 2006	Sincerely,

/s/ Scott McCurdy	/s/ David A. Johnson
Scott McCurdy	David A. Johnson
President & CEO, Geokinetics